FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated September 3, 2012

Item 1

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 351 1187
E-mail: aveszpremy@bbvaprovida.cl

Santiago, Chile –September 3, 2012

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Ricardo Rodriguez, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

“Pursuant to the provisions of articles 9 and 10 of Law 18.045, and General Rule No. 30 of the Securities and Insurance Superintendency, and duly empowered, I hereby inform you, as a material disclosure, that in the Board meeting held on August 31 this year, the Board of Directors of AFP Provida S.A., (“Provida”), with the prior recommendation of the Directors’ Committee, approved the internalization of most of the support services subcontracted to the related company BBVA Servicios Corporativos Limitada on December 31, 2009.

The internalization of the services will be performed by:

(i)
The acquisition of 100% of the equity rights of BBVA Servicios Corporativos Dos Limitada, a company Incorporated after the division of BBVA Servicios Corporativos Limitada, which was exclusively assigned the workers who render services to Provida and the assets and liabilities necessary for such purposes. The price to be paid for the equity rights is M$36,643. As a result of the acquisition of the equity rights,  BBVA Servicios Corporativos Dos Limitada will be dissolved and its assets, liabilities and workers will be incorporated into Provida; and

(ii)
The amendment of the services rendering contract dated December 31, 2009, subscribed with BBVA Servicios Corporativos Limitada, for the purpose of reducing the rendered services, maintaining exclusively those that will not be internalized and reducing the annual cost from UF241,109,04, to UF41,932,01.

It must be pointed out that the Board of Directors determined that the conditions of the operation are similar to those normally prevailing in the market and that it contributes to social interests.

Finally, the operation will have no material equity effects on Provida, since the total direct and indirect cost of the internalized services, plus the cost of the services that will remain with BBVA Servicios Corporativos Limitada, will be substantially similar to the cost that Provida would have paid for the externalization of all of such services to the aforementioned company, pursuant to the contract dated December 31, 2009”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	September 4, 2012	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	September 4, 2012	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.